Exhibit 99.1

Virax Biolabs Introduces Monkeypox Virus Antigen Rapid Test Kit

Kits available in September for Distribution

LONDON, Sep. 20, 2022 /PRNewswire/ -- Virax Biolabs ("Virax" or the "Company") (Nasdaq: VRAX), an innovative diagnostics company focused on the prevention, detection, and diagnosis of viral diseases, announced today the distribution of a Monkeypox Virus Antigen Rapid Test Kits which has been launched in markets accepting the CE mark, such as the European Union. The test kits are for use in point of care settings and can help healthcare professionals accurately identify a monkeypox infection in people suspected of carrying the monkeypox virus with results typically available in 15 minutes. It also serves as a valuable initial screening test for individuals that have been exposed to monkeypox infected patients or a high-risk environment. The specialized diagnostic kits can be found by contacting the company’s sales representatives.

Virax’s Chairman of the Board and Chief Executive Officer, James Foster commented “I am very proud of our organization’s ability to quickly bring this rapid antigen test kit to market to help combat the monkeypox outbreak. We are working diligently to distribute the kits as well as the previously announced Monkeypox and Varicella Zoster Viruses Real Time PCR Detection Kits into the hands of healthcare practitioners as quickly as possible.”

The Monkeypox Virus Antigen Rapid Test Kits are used for in vitro qualitative detection of the monkeypox virus antigen in the oropharyngeal (throat) swabs and skin exudates of humans by colloidal gold immunochromatography.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative diagnostics company focused on the prevention, detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

In addition to distributing an array of viral test kids in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects,"

"anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs